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                             October 21, 2022

       Timothy R. Kraus
       Senior Vice President and Chief Financial Officer
       Dana Incorporated
       3939 Technology Drive
       Maumee, Ohio 43537

                                                        Re: Dana Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
October 13, 2022
                                                            File No. 001-01063

       Dear Timothy R. Kraus:

              We have reviewed your October 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 29, 2022 letter.

       Response Dated October 13, 2022

       Risk Factors, page 7

   1. We note your response to prior comment one and reissue it as your response does not appear to have
addressed transition risks related to climate change. Please tell us how you considered providing
disclosure addressing the transition risks related to climate change identified in our
previously issued comments, including with regard to your assessment of their effect on your
business, financial condition, and results of operations.
 Timothy R. Kraus
FirstName LastNameTimothy R. Kraus
Dana Incorporated
Comapany
October 21,NameDana
            2022     Incorporated
October
Page 2 21, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

2. We note your response to prior comment two quantifies expenditures for climate-related projects for 2021. Please provide quantification for each of the other periods covered by your Form 10-K, or affirmatively state if there were no such expenditures. Additionally tell us if amounts are expected to increase in future periods.
3. We note your response, yet reissue prior comment three as it does not appear that each of the items identified in our original comment (i.e., comment five of our letter dated August
         26, 2022) is addressed in your response. Please provide us with your analysis of the indirect consequences of climate-related regulations or business trends for each of the items noted in our prior comment. Include information explaining how the disclosed risks related to such consequences specifically address developments regarding climate change or tell us how you concluded on the materiality of the items for which disclosure was not deemed necessary.
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing